Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT TO FILE FOR NORMAL COURSE ISSUER BID

(December 15, 2005 - Toronto, Canada) Corus Entertainment Inc. today announced its intention to make a Normal Course Issuer Bid (NCIB) for its Class B Non-Voting Participating Shares through the facilities of the TSX. The NCIB is conditional on TSX approval. The bid will be restricted to a maximum of three million Class B Non-Voting shares.

As at December 15, 2005, there were 41,084,867 Class B Non-Voting Participating Shares outstanding, with a public float of 39,571,893 Class B Non-Voting Participating Shares.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children’s programming and products. The company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.